Exhibit 99.1

Bon Natural Life Limited Announces Pricing of Upsized $11 Million Initial Public Offering

Xian, China, June 23, 2021 — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, today announced the pricing of its firm commitment initial public offering of 2,200,000 ordinary shares, par value US$0.0001 per share (the “Shares”) at a public offering price of $5.00 per Share (the “Offering”), for total gross proceeds of $11.0 million, before deducting underwriting discounts, commissions and other related expenses. In addition, BON has granted the underwriters a 45-day option to purchase up to an additional 330,000 Shares at the public offering price, less underwriting discount and commissions. The Shares are expected to begin trading on the Nasdaq Capital Market under the ticker symbol “BON” on June 24, 2021. The Offering is expected to close on or about June 28, 2021, subject to the satisfaction of customary closing conditions.

The Company intends to use the proceeds for working capital, to expand their sales and distribution network, research and development, and to expand production capacity.

U.S. Tiger Securities, Inc. and Newbridge Securities Corporation are acting as co-lead book running managers, and R.F. Lafferty & Co. Inc. is acting as the joint lead book running manager.

The Company’s securities described above are being offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-251182), that was previously filed with the Securities and Exchange Commission (“SEC”) on May 14, 2021, subsequently amended and declared effective on June 23, 2021, a copy of which has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The Offering is being made only by means of such prospectus.

This press release contains information about the pending Offering of securities, and there can be no assurance that the Offering will be completed.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Bon Natural Life Limited

The Company focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds for perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by their customers. For additional information, please visit the Company’s website at www.bnlus.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the natural, health and personal care market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

In the United States:	In China:
Maggie Zhang | Impact IR	Sophie Zhang | Impact IR
Phone: (646) 893-8916
Email: maggie.zhang@irimpact.com	Email: sophie.zhang@irimpact.com